May 14, 2007

VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CAI International, Inc.
Registration Statement on Form S-1
File No. 333-140496

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, CAI International, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 1:00 p.m. Eastern Time, on May 15, 2007, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Bruce McNamara, Sonny Allison or Mary Piciocchi of Perkins Coie LLP, counsel for the Company, to make such request on our behalf.

The Company hereby acknowledges that:

•	should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•

the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•

the Company may not assert the Commission or staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

CAI INTERNATIONAL, INC.

By:	/s/ Victor Garcia
Victor Garcia Chief Financial Officer